

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2025

Brian Sedrish
Chief Executive Officer and Director
Sunrise Realty Trust, Inc.
525 Okeechobee Blvd., Suite 1650
West Palm Beach, FL 33401

      Re: Sunrise Realty Trust, Inc.
           Registration Statement on Form S-3
           Filed August 1, 2025
           File No. 333-289188

Dear Brian Sedrish:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Holt at 202-551-6614 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: Kate Saltz, Esq.